NEWS RELEASE

January 23, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Alternext US

www.almadenminerals.com

ALMADEN CORPORATE UPDATE

Almaden Minerals Ltd. (AMM: TSX; AAU: NYSE Alternext US) (“Almaden”) is pleased to provide the following review of the events and corporate progress the Company has made during 2008. Many milestones were successfully reached and significant steps were taken to ensure the Company has a productive 2009.

Dear shareholders and interested parties,

All of us at Almaden want to wish you a healthy and happy 2009.

This past year was difficult for many of us. The current global financial crisis was predicted by very few people, the most notable exception being commentators and economists familiar with the Austrian school of economics. In 2009 we were very pleased to sponsor and host a Ludwig Von Mises Institute conference which presented these ideas to our shareholders and others.

We have much to be grateful for at this difficult time. Almaden has no debt and roughly C$12.5 M in cash as well as 1,590 ounces of physical gold. We have a 100% interest in a gold deposit in British Columbia where over 900 drill holes have defined a National Instrument 43-101 compliant resource. We were prepared for the financial downturn and more importantly we are well positioned to take advantage of the opportunities that will arise as a result.

The Credit Crisis and the Mining Industry

The current situation is precisely this: we face the collapse of bad credit initially created by the government central banks and leveraged by commercial banks. This manufactured credit resulted in mal-investment on a large scale which has and will continue to undergo a severe adjustment resulting in the sale or repossession of assets on a massive scale.

The resulting recession has affected Almaden in several ways. Most notably the market adjustment has meant that all assets and companies, including Almaden, have been under selling pressure. Almaden is not a mining company but an exploration company. Our business objective is to create capital gains for our shareholders by discovering new mineral resources that become mines through the research-based activity of exploration. Large amounts of capital are required to put mines in production however. Many mining companies are suffering from poor investment decisions made as a result of cheap credit afforded by the banking system pyramided on newly created government money. A massive reorganization of the mining industry is presently underway as a result. Many uneconomic mines are being shutdown or cancelled and supply of important metals will decline. This current uncertainty has meant that many development oriented companies are curtailing their exploration investments. Your management believes that this trend will be short lived and presents opportunity for Almaden. Mines that are presently uneconomic do not hold the key to future production; it will be new mines that are developed from grass roots discoveries and early stage projects like the ones in Almaden’s portfolio from where the metals of the future will be sourced. The world will continue to need metals and the prospectors, like Almaden, to find them.

Our Philosophy

Mines are difficult and capital intensive to find. Almaden’s business model of dealing with this inherent risk has been employed since the company’s inception in 1981. Almaden Minerals Ltd., and its predecessor Almaden Resources Corp., has seen difficult times including sharp financial corrections for the mining sector in 1982, 1987,

1998 and 2002. We believe that our business model accounts for these macro corrections while exposing our shareholders to the creation of real wealth through the discovery resulting from discovery of new mines. We are a group of highly trained geological engineers and geologists that find and acquire areas of great mineral potential from scratch. We then form agreements with development focused companies who take on 100% of the expenditures to earn a majority interest from Almaden. This corporate means of exploration is ideally suited to our skills as creative geoscientists but also leverages our exposure to the capital gain of finding a mine through multiple partnerships on many projects. It also means that our overhead and cost of exploration is low because our partners make the important early stage expenditures. Right now we have 28 projects in which we have a 100% interest and 2 in which we have a 40% interest. Of these 5 are optioned to others and 2 are joint ventured. In addition to these we hold a 2% NSR royalty interest in 11 projects.

2008 Achievements

The year 2008 was a year of milestones for the company. Significant results were received from several of our operating partners who have been exploring Almaden projects in Mexico. Most importantly, Canadian Gold Hunter (“CGH”), which has an option to earn a 70% interest in the Caballo Blanco project from Almaden, operated a diamond drill program consisting of 5,931 meters of drilling. CGH reported that the Cerro la Paila area gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccia and the depth extent of the mineralization is not known. The best hole drilled at Cerro la Paila intersected 94.5 metres grading 2.09 g/t gold. The next phase of drilling at Cerro la Paila, which is currently underway, will be completed using larger drill rigs that are capable of drilling deeper holes. At present a 10,000 meter program is underway to define a resource at Cerro La Paila, one of multiple targets on the project many of which remain to be tested and are of high potential.

Over the last several years we have found multiple new projects in Mexico, Nevada, Utah and Canada which we will be advancing. In past downturns we have greatly benefitted by being research oriented and developing new and current projects for future joint venture agreements and development exploration conducted by partners. We expect to form new partnerships to advance our current and developing portfolio of properties over the next year and beyond.

While times have been difficult our company is in good shape to weather the storm. We are gold focused with our exploration efforts. Gold has always been spontaneously chosen as money throughout history for obvious reasons: it is durable, divisible, malleable, does not corrode or decay, intrinsically useful (conducts electricity), golden in colour, high density and most importantly, CANNOT BE CREATED OUT OF THIN AIR. We think that gold will once again be people’s money of choice. In the meantime we are focused on creating real wealth by using our geological skills to find new metal deposits. We are appreciative of everyone’s participation and support and look forward to sharing the fruits of our labour in 2009 and beyond.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.